SUBJECT TO COMPLETION, DATED FEBRUARY 23, 2017

PROSPECTUS

19,000,000 Shares

PRO**PETRO**

ProPetro Holding Corp.

Common Stock

This is our initial public offering. We are offering 10,056,635 shares of our common stock and the selling shareholders are selling 8,943,365 shares of common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $17.00 and $20.00 per share. We intend to apply to list our common stock on the New York Stock Exchange, or NYSE, under the symbol ''PUMP.'' We are an ''emerging growth company'' as that term is used in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and will be subject to reduced public company reporting requirements.

You should consider the risks we have described in ''Risk Factors'' beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions[1]	$	$
Proceeds, before expenses, to ProPetro Holding Corp.	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1)   Please read ''Underwriting'' for a description of all underwriting compensation payable in connection with this offering.

The underwriters have the option to purchase up to an additional 2,850,000 shares from the selling shareholders at the public offering price, less the underwriting discounts.

Delivery of the shares of common stock is expected to be made on or about   , 2017 through the book-entry facilities of The Depository Trust Company.

Goldman, Sachs & Co.   Barclays

Credit Suisse   **J.P. Morgan**

Evercore ISI   **RBC Capital Markets**   **Simmons & Company International**
Energy Specialists of Piper Jaffray

Raymond James   **Tudor, Pickering, Holt & Co.**
Deutsche Bank Securities   **Johnson Rice & Company L.L.C.**

The date of this prospectus is   , 2017.

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the financial statements and the notes to those financial statements included in this prospectus. Unless indicated otherwise, the information presented in this prospectus (i) assumes an initial public offering price of $18.50 per share (the midpoint of the price range on the cover page of this prospectus), that the underwriters do not exercise their option to purchase additional shares, and the conversion of all of the outstanding shares of our Series A Convertible Preferred Stock, par value $0.001 per share ("Series A Preferred Shares"), into shares of common stock, (ii) gives effect to our 170.4667 for 1 reverse stock split effected in December 2016 and (iii) other than the consolidated financial statements and related notes included elsewhere in this prospectus, reflects the 1.45 for 1 stock split that we will effect after the effective date of the registration statement of which this prospectus forms a part and prior to the completion of this offering. You should read "Risk Factors" for more information about important risks that you should consider carefully before buying our common stock.

Unless the context otherwise requires, references in this prospectus to "ProPetro Holding Corp.," "the Company," "our company," "we," "our" and "us," or like terms, refer to ProPetro Holding Corp. and its subsidiary. References to (i) "Energy Capital Partners" refer to Energy Capital Partners II, LP and its parallel and co-investment funds and related investment vehicles and (ii) the "selling shareholders" refer to Energy Capital Partners and the other selling shareholders that are offering shares of common stock in this offering and have granted the underwriters an option to purchase additional shares. When we refer to the "utilization" of our fleet, we are referring to the percentage of our fleet in use by our customers at the applicable time or for the applicable period of determination. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the "Glossary of Oil and Natural Gas Terms" beginning on page A-1 of this prospectus.

ProPetro Holding Corp.

Overview

We are a growth-oriented, Midland, Texas-based oilfield services company providing hydraulic fracturing and other complementary services to leading upstream oil and gas companies engaged in the exploration and production, or E&P, of North American unconventional oil and natural gas resources. Our operations are primarily focused in the Permian Basin, where we have cultivated longstanding customer relationships with some of the region's most active and well-capitalized E&P companies, including Callon Petroleum, Diamondback Energy, Parsley Energy, Pioneer Natural Resources, Surge Energy and XTO Energy. For the year ended December 31, 2016, no single customer represented greater than 20% of our revenue. The Permian Basin is widely regarded as the most prolific oil-producing area in the United States, and we believe we are currently the largest private provider of hydraulic fracturing services in the region by hydraulic horsepower, or HHP, with an aggregate deployed capacity of 420,000 HHP. Our fleet, which consists of 10 hydraulic fracturing units, has been designed to handle the highest intensity, most complex hydraulic fracturing jobs, and has been 100% utilized since September 2016. We have purchased two additional hydraulic fracturing units, which are scheduled for delivery and deployment to dedicated customers in April and June 2017, respectively. These units will provide us with an additional 90,000 HHP, bringing our total capacity to 510,000 HHP. Additionally, we expect to use the proceeds from this offering to purchase two additional units that will be deployed in 2017 to meet specific customer requests, giving us an additional 90,000 HHP, or 600,000 HHP in the aggregate, once all units have been received.

Business Strategies

We intend to achieve our primary business objective through the following business strategies:

- ***Capture an increasing share of rising demand for hydraulic fracturing services in the Permian Basin.*** We intend to continue to position ourselves as a Permian Basin-focused hydraulic fracturing business, as we believe the Permian Basin hydraulic fracturing market offers supportive long-term growth fundamentals. These fundamentals are characterized by increased demand for our HHP, driven by increasing drilling activity and well completion intensity levels, along with underinvestment by our competitors in their equipment. In response to the current commodity price environment, a number of our customers have publicly announced their intention to increase 2017 capital budgets in the Permian Basin in excess of 50% over 2016 levels. We are currently operating at 100% utilization, and several of our customers have requested additional HHP capacity from us. As our customers continue to develop their assets in the Midland Basin and Delaware Basin, we believe we are strategically positioned to deploy additional hydraulic fracturing equipment in support of their ongoing needs. We have purchased two additional hydraulic fracturing units, which are scheduled for delivery and deployment to dedicated customers in April and June 2017, respectively. These units will provide us with an additional 90,000 HHP, bringing our total capacity to 510,000 HHP. Additionally, we expect to use the proceeds from this offering to purchase two additional units that will be deployed in 2017 to meet specific customer requests, giving us an additional 90,000 HHP, or 600,000 HHP in the aggregate, once all units have been received.

- ***Capitalize on improving pricing and efficiency gains.*** The increase in demand for HHP coupled with expected competitor equipment attrition is expected to drive more favorable hydraulic fracturing supply and demand fundamentals. We believe this market tightening may lead to a general increase in prices for hydraulic fracturing services. Furthermore, our consistently high fleet utilization levels and 24 hours per day, seven days per week operating schedule (with approximately 90% of our fleet currently operating on such a schedule, as compared to 2014, when the majority of our services were provided during daylight hours) should result in greater revenue opportunity and enhanced margins as fixed costs are spread over a broader revenue base. We believe that any incremental future fleet additions will benefit from these trends and associated economies of scale.

- ***Cross-sell our complementary services.*** In addition to our hydraulic fracturing services, we offer a broad range of complementary services in support of our customers' development activities, including cementing, acidizing, coiled tubing, flowback services and surface air drilling. These complementary services create operational efficiencies for our customers, and allow us to capture a greater percentage of their capital spending across the lifecycle of an unconventional well. We believe that, as our customers increase spending levels, we are well positioned to continue cross-selling and growing our complementary service offerings.

- ***Maintain financial stability and flexibility to pursue growth opportunities.*** Consistent with our historical practices, we plan to continue to maintain a conservative balance sheet, which will allow us to better react to potential changes in industry and market conditions and opportunistically grow our business. In the near term, we intend to continue our past practice of aligning our growth capital expenditures with visible customer demand, by strategically deploying new equipment on a long-term, dedicated basis in response to inbound customer requests. We will also selectively evaluate potential strategic acquisitions that increase our scale and capabilities or diversify our operations. At the closing of this offering, we expect to have a net cash position of $61.9 million and undrawn borrowing capacity under our $150.0 million revolving credit facility to support our growth ambitions.

Principal Shareholders

Our principal shareholder is Energy Capital Partners. Energy Capital Partners, together with its affiliate funds and related persons, is a private equity firm with over $13.5 billion in capital commitments that is focused on investing in North America's energy infrastructure. Energy Capital Partners has significant energy and financial expertise, including investments in the power generation, midstream oil and gas, energy services and environmental infrastructure sectors.

Upon completion of this offering, Energy Capital Partners will beneficially own approximately 50.0% of our common stock (or approximately 47.4% if the underwriters' option to purchase additional shares of common stock is exercised in full). We are also a party to certain other agreements with Energy Capital Partners and certain of its affiliates. For a description of these agreements, please read ''Certain Relationships and Related Party Transactions.''

Risk Factors

Investing in our common stock involves risks. You should carefully read the section of this prospectus entitled ''Risk Factors'' beginning on page 15 and the other information in this prospectus for an explanation of these risks before investing in our common stock.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 1706 S. Midkiff, Bldg. B, Midland Texas, 79701, and our telephone number is (432) 688-0012. Following the closing of this offering, our website will be located at *http://www.propetroservices.com.* We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

THE OFFERING

Issuer . . . . ProPetro Holding Corp.

Common stock offered by us . . . . . 10,056,635 shares.

Common stock offered by the
selling shareholders . . . . 8,943,365 shares.

Common stock outstanding after this
offering . . . . 79,862,053 shares (after giving effect to the 1.45 for 1 stock split of our common stock and including (i) shares of common stock issued upon the automatic conversion of our Series A Preferred Shares at the consummation of this offering, and (ii) 177,776 shares of common stock expected to be issued to certain of our executive officers and directors upon the exercise of stock options on the effective date of this registration statement of which this prospectus forms a part).

Except as otherwise indicated in this prospectus, the number of shares of common stock to be outstanding after this offering excludes:

- 2,573,214 shares of common stock issuable upon exercise of outstanding stock options at an exercise price of $3.96 per share;

- 1,274,549 shares of common stock issuable upon exercise of outstanding stock options at an exercise price of $2.25 per share;

- 372,335 shares of common stock issuable upon settlement of outstanding restricted stock units; and

- an additional 5,800,000 shares of common stock reserved for future issuance under our 2017 Incentive Award Plan, or the Plan, including pursuant to equity awards to be granted in connection with this offering, as described in "Executive Compensation — Narrative to Summary Compensation Table — Offering Grants to Employees under the 2017 Incentive Award Plan."

Option to purchase additional
shares . . . . The selling shareholders have granted the underwriters a 30-day option to purchase up to an aggregate of 2,850,000 additional shares of our common stock.

Shares held by our selling
shareholders after this offering . . . 43,521,777 shares (or 40,671,777 shares, if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds	We expect to receive approximately $171.4 million of net proceeds from this offering, based upon the assumed initial public offering price of $18.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us.
	We intend to use the net proceeds from this offering as follows:
	• approximately $71.8 million will be used to repay borrowings outstanding under our term loan;
	• approximately $63.6 million will be used to fund the purchase of additional hydraulic fracturing units; and
	• approximately $36.0 million will be retained for general corporate purposes. Please read ''Use of Proceeds.''
	We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholders in this offering, including pursuant to any exercise by the underwriters of their option to purchase additional shares of our common stock from the selling shareholders.
Dividend policy	We do not anticipate paying any cash dividends on our common stock. In addition, we expect our new revolving credit facility will place certain restrictions on our ability to pay cash dividends. Please read ''Dividend Policy.''
Directed share program	At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale, at the initial public offering price, to our directors, executive officers, employees and business associates. The sales will be made by the underwriters through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read ''Underwriting — Directed Share Program.''
Listing and trading symbol	We intend to apply to list our common stock on the NYSE under the symbol ''PUMP.''
Risk factors	You should carefully read and consider the information set forth under the heading ''Risk Factors'' and all other information set forth in this prospectus before deciding to invest in our common stock.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents summary historical consolidated financial data of ProPetro Holding Corp. as of the dates and for the periods indicated. The summary historical consolidated financial data as of and for the years ended December 31, 2016 and 2015 are derived from the audited financial statements appearing elsewhere in this prospectus. Historical results are not necessarily indicative of future results. The information in the table below does not give effect to the 1.45 for 1 stock split that we will effect after the effective date of this registration statement of which this prospectus forms a part and prior to the completion of this offering.

We conduct our business through seven operating segments: hydraulic fracturing, cementing, acidizing, coil tubing, flowback, surface drilling and Permian drilling. For reporting purposes, the hydraulic fracturing, cementing and acidizing operating segments are aggregated into our one reportable segment: pressure pumping. The summary historical consolidated data presented below should be read in conjunction with "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes and other financial data included elsewhere in this prospectus.

($ in thousands except shares and per share amounts)	For the Years Ended December 31,	
	2016	2015
Statement of Operations Data:		
Revenue	$ 436,920	$ 569,618
Costs and Expenses:		
Cost of services[1]	404,140	483,338
General and administrative[2]	26,613	27,370
Depreciation and amortization	43,542	50,134
Property and equipment impairment expense	6,305	36,609
Goodwill impairment expense	1,177	—
Loss on disposal of assets	22,529	21,268
Total costs and expenses	$ 504,306	$ 618,719
Operating Loss	$ (67,386)	$ (49,101)
Other Income (Expense):		
Interest expense	(20,387)	(21,641)
Gain on extinguishment of debt	6,975	—
Other expense	(321)	(499)
Total other expense	(13,733)	(22,140)
Loss before income taxes	(81,119)	(71,241)
Income tax benefit	(27,972)	(25,388)
Net loss	$ (53,147)	$ (45,853)
Per share information:		
Net loss per common share:		
Basic[3]	$ (1.72)	$ (1.90)
Diluted[3]	$ (1.72)	$ (1.90)
Weighted average common shares outstanding:		
Basic	30,887,370	24,132,871
Diluted	30,887,370	24,132,871
Balance Sheet Data as of:		
Cash and cash equivalents	$ 133,596	$ 34,310
Property and equipment — net of accumulated depreciation	263,862	291,838
Total assets	541,422	446,454
Long-term debt — net of deferred loan costs	159,407	236,876
Total shareholders' equity	221,009	69,571
Cash Flow Statement Data:		
Net cash provided by operating activities	$ 10,658	$ 81,231
Net cash used in investing activities	(41,688)	(62,776)
Net cash provided by (used in) financing activities	130,315	(15,216)
Other Data:		
Adjusted EBITDA	$ 7,816	$ 60,149
Adjusted EBITDA Margin	1.8%	10.6%
Capital expenditures	$ 46,008	$ 71,677

(1)   Exclusive of depreciation and amortization.

(2)   Inclusive of stock-based compensation.

(3)   After giving effect to a 1.45 for 1 stock split of our common stock, basic and diluted net loss per share of common stock would have been $(1.19) and $(1.31) for the years ended December 31, 2016 and 2015, respectively.

We are subject to cyber security risks. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.

The oil and natural gas industry has become increasingly dependent on digital technologies to conduct certain processing activities. For example, we depend on digital technologies to perform many of our services and process and record operational and accounting data. At the same time, cyber incidents, including deliberate attacks or unintentional events, have increased. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. Our technologies, systems and networks, and those of our vendors, suppliers and other business partners, may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of our business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Our systems and insurance coverage for protecting against cyber security risks may not be sufficient. As cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. Our insurance coverage for cyberattacks may not be sufficient to cover all the losses we may experience as a result of such cyberattacks.

Risks Related to This Offering and Ownership of Our Common Stock

The concentration of our capital stock ownership among our largest shareholders and their affiliates will limit your ability to influence corporate matters.

Upon completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares), Energy Capital Partners will own approximately 50.0% of our outstanding common stock. Consequently, Energy Capital Partners will continue to have significant influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial. Moreover, this concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling shareholder.

Conflicts of interest could arise in the future between us, on the one hand, and Energy Capital Partners and its affiliates and affiliated funds, including its and their current and future portfolio companies, on the other hand, concerning among other things, potential competitive business activities or business opportunities.

Conflicts of interest could arise in the future between us, on the one hand, and Energy Capital Partners and its affiliates and affiliated funds, including its and their current and future portfolio companies, on the other hand, concerning among other things, potential competitive business activities or business opportunities. Energy Capital Partners and its affiliated funds are primarily North American investors in essential, long-lived and capital intensive energy assets within a host of energy related industries. Energy Capital Partners and its affiliated funds currently have investments in companies that operate in the energy infrastructure and oilfield services industries. As a result, Energy Capital Partners and its affiliates' and affiliated funds' current and future portfolio companies which it controls may now, or in the future, directly or indirectly, compete with us for investment or business opportunities.

Our governing documents provide that Energy Capital Partners and its affiliates and affiliated funds (including portfolio investments of Energy Capital Partners and its affiliates and affiliated funds) are not restricted from owning assets or engaging in businesses that compete directly or

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We will be required to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act as early as our fiscal year ending December 31, 2018. Section 404 requires that we document and test our internal control over financial reporting and issue management's assessment of our internal control over financial reporting. This section also requires that our independent registered public accounting firm opine on those internal controls upon becoming a large accelerated filer, as defined in the SEC rules, or otherwise ceasing to qualify as an emerging growth company under the JOBS Act. We are evaluating our existing controls against the standards adopted by the Committee of Sponsoring Organizations of the Treadway Commission. During the course of our ongoing evaluation and integration of the internal control over financial reporting, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through this review. For example, we anticipate the need to hire additional administrative and accounting personnel to conduct our financial reporting.

We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our independent registered public accounting firm will not identify material weaknesses in our internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our independent registered public accounting firm identify and report such material weaknesses, the accuracy and timeliness of the filing of our annual and quarterly reports may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the stock price of our common stock. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop. The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common stock. After this offering, there will be only 19,000,000 publicly traded shares of common stock held by our public common shareholders (21,850,000 shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock). Energy Capital Partners will own 39,934,421 shares of common stock, representing an aggregate 50.0% of outstanding shares of our common stock (or 37,870,744 shares of common stock, representing an aggregate 47.4% of outstanding shares of our common stock, if the underwriters exercise in full their option to purchase additional shares of common stock). In addition, in connection with this offering, we intend to grant certain of our employees awards of stock options at an exercise price equal to the initial public offering price of our common stock with respect to an aggregate of up to 812,008 shares of common stock. See "Executive Compensation — Narrative to Summary Compensation Table — Offering Grants to Employees under the 2017 Incentive Award Plan." We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might become. If an active trading market does not develop, you may have difficulty

If securities or industry analysts do not publish research reports or publish unfavorable research about our business, the price and trading volume of our common stock could decline.

The trading market for our common stock will depend in part on the research reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us the trading price for our common stock and other securities would be negatively affected. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our securities, the price of our securities would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of our securities could decrease, which could cause the price of our common stock and other securities and their trading volume to decline.

Our certificate of incorporation and bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

We intend to redomicile as a corporation under Delaware General Corporation Law and file a new certificate of incorporation. Our certificate of incorporation will authorize our board of directors to issue preferred stock, in addition to the Series A Preferred Shares, without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our shareholders, including:

- limitations on the removal of directors;

- limitations on the ability of our shareholders to call special meetings;

- advance notice provisions for shareholder proposals and nominations for elections to the board of directors to be acted upon at meetings of shareholders;

- providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

- establishing advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

Investors in this offering will experience immediate and substantial dilution of $13.71 per share.

Based on an assumed initial public offering price of $18.50 per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $13.71 per share in the net tangible book value per share of common stock from the initial public offering price. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. Please see ''Dilution.''

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We intend to use the net proceeds for general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends on our common stock, and we expect that our debt agreements will place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, we expect that our new revolving credit facility will place certain restrictions on our ability to pay cash dividends. Consequently, unless we revise our dividend policy, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we will have outstanding 79,862,053 shares of common stock, after giving effect to the 1.45 for 1 stock split of our common stock and including (i) shares of common stock issued upon the automatic conversion of the Series A Preferred Shares upon the consummation of this offering, and (ii) 177,776 shares of common stock expected to be issued to certain of our executive officers and directors upon the exercise of stock options on the effective date of this registration statement of which this prospectus forms a part. Following the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares, Energy Capital Partners will own 39,934,421 shares of our common stock, or approximately 50.0% of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in "Underwriting," but may be sold into the market in the future. Please see "Shares Eligible for Future Sale."

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

Prior to this offering, we, all of our directors and executive officers and holders of substantially all of our common stock will enter into lock-up agreements with respect to their common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. Goldman, Sachs & Co. and Barclays Capital Inc. may, at any time and without notice, release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then common stock will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

A significant reduction by Energy Capital Partners of its ownership interests in us could adversely affect us.

We believe that Energy Capital Partners' substantial ownership interest in us provides them with an economic incentive to assist us to be successful. Upon the expiration or earlier waiver of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, Energy Capital Partners will not be subject to any obligation to maintain its ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce its ownership interest in us. If Energy Capital Partners sells all or a substantial portion of its ownership interest in us, it may have less incentive to assist in our success and its affiliate(s) that are expected to serve as members of our board of directors may resign. Such actions could adversely affect our ability to successfully implement our business strategies which could adversely affect our cash flows or results of operations.

We are an ''emerging growth company'' and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an ''emerging growth company,'' as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700 million in market value of our common stock held by non-affiliates as of any June 30 or issue more than $1.0 billion of non-convertible debt over a rolling three-year period.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting

USE OF PROCEEDS

Our net proceeds from the sale of 10,056,635 shares of common stock in this offering are estimated to be $171.4 million, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering as follows: (i) approximately $71.8 million will be used to repay borrowings outstanding under our term loan, (ii) approximately $63.6 million will be used to fund the purchase of additional hydraulic fracturing units; and (iii) approximately $36.0 million will be retained for general corporate purposes.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholders. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling shareholders.

The following table illustrates our anticipated use of the net proceeds from this offering:

Sources of Funds		Use of Funds	
		(In millions)	
Net proceeds from this offering	$171.4	Repayment of outstanding borrowings under our term loan	$ 71.8
		Purchase of additional hydraulic fracturing units	63.6
		General corporate purposes	36.0
Total sources of funds	$171.4	Total uses of funds	$171.4

As of January 31, 2017, we had $71.8 million of outstanding borrowings under our term loan. The term loan matures on September 30, 2019 and requires quarterly principal and interest payments. Our term loan bears interest at a rate of LIBOR plus 6.25% and is subject to a 1% floor. The outstanding borrowings under our term loan were incurred primarily to fund a portion of our 2015 and 2016 capital expenditures. In connection with the completion of this offering, we expect to repay our term loan in full and terminate our term loan.

A $1.00 increase or decrease in the assumed initial public offering price of $18.50 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $9.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares, we would use the additional net proceeds to fund growth capital expenditures or for general corporate purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued, then we would first reduce by a corresponding amount the net proceeds directed to general corporate purposes and, if necessary, the purchase of additional hydraulic fracturing units and then, if necessary, the net proceeds directed to repay outstanding borrowings under our term loan.

STOCK SPLIT

We will effect a 1.45 for 1 stock split after the effective date of the registration statement of which this prospectus forms a part and prior to the completion of this offering. The stock split will affect all of our shareholders uniformly and will not affect any individual shareholder's percentage ownership interest in us. Unless otherwise indicated, and other than the consolidated financial statements and the related notes included elsewhere in this prospectus, information presented in this prospectus is adjusted to reflect our 1.45 for 1 stock split.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2016:

- on a historical basis;
- on an as adjusted basis to reflect the application of the net proceeds from the private placement of our Series A Preferred Shares; and
- on an as further adjusted basis to reflect this offering (including the conversion of our Series A Preferred Shares into common stock) and the application of the net proceeds from this offering as described under "Use of Proceeds."

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical consolidated financial statements and the accompanying notes. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical actual share amounts presented in the table below are not adjusted to reflect our 1.45 for 1 stock split that will occur after the effective date of the registration statement of which this prospectus forms a part and prior to the completion of this offering.

	As of December 31, 2016		
	Historical	As Adjusted	As Further Adjusted
	(in thousands, except per share)		
Cash and cash equivalents[1]	$ 133,596	$ 45,096	$ 81,096
Debt[2]:			
Revolving credit facility[3]	$ 13,500	$ —	$ —
Term loan[4]	146,750	71,750	—
Equipment financing	19,193	19,193	19,193
Total debt	$ 179,443	$ 90,943	$ 19,193
Shareholders' equity:			
Preferred Stock ($0.001 par value; 30,000,000 shares authorized and 11,724,134 shares issued and outstanding, actual historical; and 30,000,000 shares authorized, zero shares issued and outstanding, as further adjusted)	12	12	—
Preferred stock, additional paid in capital	162,499	162,499	—
Common stock ($0.001 par value; 200,000,000 shares authorized, 36,294,936 issued and outstanding, actual historical; and 200,000,000 shares authorized, 79,862,053 shares issued and outstanding, as further adjusted)	36	36	80
Additional paid-in capital	265,372	265,372	599,162
Accumulated deficit	(206,910)	(206,910)	(206,910)
Total shareholders' equity	$ 221,009	221,009	392,332
Total Capitalization	$ 400,452	311,952	411,525

---

(1) As of January 31, 2017, we had a total of $9.2 million in cash and cash equivalents on hand.

(2) Debt shown is exclusive of deferred loan costs and net of amortization.

(3) As of January 31, 2017, we had no borrowings outstanding under our revolving credit facility and $1,500,000 of letters of credit issued under our credit agreement.

(4) As of January 31, 2017, we had $71,750,000 outstanding under our term loan. Our term loan carries a LIBOR plus 6.25% interest rate, subject to a 1% floor. The term loan matures on September 30, 2019.

DILUTION

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value (tangible assets less total liabilities) per share of our common stock for accounting purposes. Our net tangible book value as of December 31, 2016 (after giving effect to our 1.45 to 1 stock split) was approximately $211.0 million, or $4.01 per share.

Pro forma net tangible book value per share is determined by dividing our net tangible book value, or total tangible assets less total liabilities, by our shares of common stock that will be outstanding immediately prior to the closing of this offering (after giving effect to our 1.45 to 1 stock split). Assuming an initial public offering price of $18.50 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after giving effect to (i) the sale of the shares in this offering and (ii) the conversion of the Series A Preferred Shares into shares of common stock upon the consummation of this offering, and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us), our adjusted pro forma net tangible book value as of December 31, 2016 would have been approximately $382.3 million, or $4.79 per share. This represents an immediate increase in the net tangible book value of $0.78 per share to our existing common stockholders and an immediate dilution to new investors purchasing shares in this offering of $13.71 per share, resulting from the difference between the offering price and the pro forma as adjusted net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share	$18.50
Pro forma net tangible book value per share as of December 31, 2016 (after giving effect to our 1.45 to 1 stock split and the conversion of the Series A Preferred Shares into common stock)	$3.03
Increase per share to existing common stockholders attributable to new investors in this offering	1.76
As adjusted pro forma net tangible book value per share (after giving effect to this offering)	4.79
Dilution in pro forma net tangible book value per share to new investors in this offering	$13.71

A $1.00 increase (decrease) in the assumed initial public offering price of $18.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted pro forma net tangible book value per share after the offering by $9.5 million and increase (decrease) the dilution to new investors in this offering by $0.12 per share, assuming the number of shares offered by us and the selling shareholders, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The above discussion and table below are based on the number of shares outstanding as of the date of this prospectus and exclude:

- 2,573,214 shares of common stock issuable upon exercise of outstanding stock options at an exercise price of $3.96 per share;

- 1,274,549 shares of common stock issuable upon exercise of outstanding stock options at an exercise price of $2.25 per share;

- 372,335 shares of common stock issuable upon settlement of outstanding restricted stock units; and

- an additional 5,800,000 shares of common stock reserved for future issuance under our 2017 Incentive Award Plan, or the Plan, including pursuant to equity awards to be granted in connection with this offering, as described in "Executive Compensation — Narrative to Summary Compensation Table — Offering Grants to Employees under the 2017 Incentive Award Plan."

The following table summarizes, on an adjusted pro forma basis as of December 31, 2016, the total number of shares of common stock owned by existing shareholders and to be owned by new investors at $18.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the total consideration paid and the average price per share paid by our existing shareholders and to be paid by new investors in this offering at $18.50, the midpoint of the price range set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Existing shareholders[1]	60,862,053	76.2%	$351,572,541	50.0%	$ 5.78
New investors in this offering	19,000,000	23.8	351,500,000	50.0	18.50
Total	79,862,053	100%	$703,072,541	100%	$ 8.80

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(1)   Includes 16,99,990 shares issuable upon the conversion of our Series A Preferred Shares in connection with this offering.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents selected historical financial and operating data of ProPetro Holding Corp. as of the dates and for the years indicated. The selected historical financial data as of and for the years ended December 31, 2016 and 2015 are derived from the audited consolidated financial statements appearing elsewhere in this prospectus. Historical results are not necessarily indicative of future results.The information in the table below does not give effect to the 1.45 for 1 stock split that we will effect after the effective date of this registration statement of which this prospectus forms a part and prior to the completion of this offering.

We conduct our business through seven operating segments: hydraulic fracturing, cementing, acidizing, coil tubing, flowback, surface drilling and Permian drilling. For reporting purposes, the hydraulic fracturing, cementing and acidizing operating segments are aggregated into our one reportable segment: pressure pumping. The selected historical consolidated financial and operating data presented below should be read in conjunction with ''Risk Factors,'' ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and our consolidated financial statements and the related notes and other financial data included elsewhere in this prospectus.

($ in thousands except shares and per share amounts)	For the Years Ended December 31, 2016	For the Years Ended December 31, 2015
Statement of Operations Data:		
Revenue	$ 436,920	$ 569,618
Pressure pumping	409,014	510,198
All other	27,906	59,420
Costs and Expenses:		
Cost of services[1]	404,140	483,338
General and administrative[2]	26,613	27,370
Depreciation and amortization	43,542	50,134
Property and equipment impairment expense	6,305	36,609
Goodwill impairment expense	1,177	—
Loss on disposal of assets	22,529	21,268
Total costs and expenses	$ 504,306	$ 618,719
Operating Loss	$ (67,386)	$ (49,101)
Other Income (Expense):		
Interest expense	(20,387)	(21,641)
Gain on extinguishment of debt	6,975	—
Other expense	(321)	(499)
Total other expense	(13,733)	(22,140)
Loss before income taxes	(81,119)	(71,241)
Income tax benefit	(27,972)	(25,388)
Net loss	$ (53,147)	$ (45,853)
Per share information:		
Net loss per common share:		
Basic[3]	$ (1.72)	$ (1.90)
Diluted[3]	$ (1.72)	$ (1.90)
Weighted average common shares outstanding:		
Basic	30,887,370	24,132,871
Diluted	30,887,370	24,132,871
Balance Sheet Data as of:		
Cash and cash equivalents	$ 133,596	$ 34,310
Property and equipment — net of accumulated depreciation	263,862	291,838
Total assets	541,422	446,454
Long-term debt — net of deferred loan costs	159,407	236,876
Total shareholders' equity	221,009	69,571
Cash Flow Statement Data:		
Net cash provided by operating activities	$ 10,658	$ 81,231
Net cash used in investing activities	(41,688)	(62,776)
Net cash provided by (used in) financing activities	130,315	(15,216)
Other Data:		
Adjusted EBITDA[4]	$ 7,816	$ 60,149
Adjusted EBITDA margin[4]	1.8%	10.6%
Capital expenditures	46,008	71,677

(1) Exclusive of depreciation and amortization.

(2) Inclusive of stock-based compensation.

(3) After giving effect to a 1.45 for 1 stock split of our common stock, basic and diluted net loss per share of common stock would have been $(1.19) and $(1.31) for the years ended December 31, 2016 and 2015, respectively.

(4) For definitions of the non-GAAP financial measures of Adjusted EBITDA and Adjusted EBITDA margin and reconciliation of Adjusted EBITDA and Adjusted EBITDA margin from our most directly comparable financial measures calculated in accordance with GAAP, please read ''Summary Historical Financial Data — Non-GAAP Financial Measures.''

- ***Maintain financial stability and flexibility to pursue growth opportunities.*** Consistent with our historical practices, we plan to continue to maintain a conservative balance sheet, which will allow us to better react to potential changes in industry and market conditions and opportunistically grow our business. In the near term, we intend to continue our past practice of aligning our growth capital expenditures with visible customer demand, by strategically deploying new equipment on a long-term, dedicated basis in response to inbound customer requests. We will also selectively evaluate potential strategic acquisitions that increase our scale and capabilities or diversify our operations. At the closing of this offering, we expect to have a net cash position of $61.9 million and undrawn borrowing capacity under our $150.0 million revolving credit facility to support our growth ambitions.

Properties

Our corporate headquarters are located at 1706 S. Midkiff, Bldg. B Midland, Texas 79701. In addition to our headquarters, we also lease nine properties that are used for field offices, yards or storage. We believe that our facilities are adequate for our current operations.

Our Customers

Our customers consist primarily of oil and natural gas producers in North America. Our top five customers accounted for approximately 58% and 53% of our revenue, for the years ended December 31, 2016 and 2015, respectively. During the year ended December 31, 2016, Parsley Energy accounted for 18.0% and Diamondback Energy accounted for 12.5%, respectively, of our total revenue.

Our Relationship with Energy Capital Partners

Our principal shareholder is Energy Capital Partners.

Energy Capital Partners, together with its affiliate funds and related persons, is a private equity firm with over $13.5 billion in capital commitments that is focused on investing in North America's energy infrastructure. Energy Capital Partners has significant energy and financial expertise to complement its investment in us, including investments in power generation, midstream oil and gas, oilfield services, environmental infrastructure and energy services sectors.

We believe that our relationship with Energy Capital Partners is a competitive advantage, as it brings significant financial and management experience, which we believe it will use to help support our business, and also relationships throughout the energy industry.

Competition

The markets in which we operate are highly competitive. To be successful, an oilfield services company must provide services that meet the specific needs of oil and natural gas exploration and production companies at competitive prices. Competitive factors impacting sales of our services are price, reputation and technical expertise, service and equipment quality, and health and safety standards. Although we believe our customers consider all of these factors, we believe price is a key factor in E&P companies' criteria in choosing a service provider. While we seek to price our services competitively, we believe many of our customers elect to work with us based on our deep local roots, operational expertise, equipment's ability to handle the most complex Permian Basin well completions, and commitment to safety and reliability.

We provide our services primarily in the Permian Basin, and we compete against different companies in each service and product line we offer. Our competition includes many large and small oilfield service companies, including the largest integrated oilfield services companies. Our

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the "2016 Summary Compensation Table" below. In 2016, our "named executive officers" and their positions were as follows:

- Dale Redman, Chief Executive Officer;

- Jeffrey Smith, Chief Financial Officer; and

- David Sledge, Chief Operating Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. All numbers with respect to share figures and exercise prices in this section are represented giving effect to our 170.4667-for-1 reverse stock split on December 22, 2016, as described in "Business — Recent Developments — Reverse Stock Split," and giving effect to our intended stock split as described in "Stock Split."

2016 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the fiscal years ended December 31, 2015 and 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option awards ($)	All Other Compensation ($)[2]	Total
Dale Redman	2016	250,000	750,000	885,478[1]	10,800	1,896,278
Chief Executive Officer	2015	250,000	—	—	10,800	260,800
Jeffrey Smith	2016	250,000	500,000	549,028[1]	10,800	1,309,828
Chief Financial Officer	2015	250,000	—	—	10,800	260,800
David Sledge	2016	250,000	500,000	407,869[1]	10,800	1,168,669
Chief Operating Officer	2015	250,000	—	—	10,800	260,800

(1) All option awards granted to any named executive officer have been valued based on the fair value of the option awards at the grant dates computed in accordance with FASB ASC 718, and do not represent amounts realized by the named executive officers. We provide information regarding the assumptions used to calculate the value of all option awards granted in 2016 in Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

(2) This column shows the amounts that Messrs. Redman, Smith and Sledge each received in 2015 and 2016 pursuant to our Vehicle Allowance Program.

NARRATIVE TO SUMMARY COMPENSATION TABLE

2016 Salaries

The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities. Each named executive officer's initial base salary was provided in his employment agreement. There were no changes in the base salaries of any of the named executive officers in 2016.

2016 Bonuses

Each of the named executive officers received a discretionary bonus payment in 2016, determined by our board of directors. In determining bonus amounts, our board of directors considered our performance during the fiscal year, including the private placement round that was closed prior to the end of 2016, as well as the fact that no bonuses were paid with respect to fiscal year 2015.

Equity Compensation

We maintain an equity incentive plan, the 2013 Stock Option Plan, which has provided 28 of our employees, including the named executive officers, the opportunity to participate in the equity appreciation of our business through the receipt of options to purchase shares of our common stock. We believe that such stock options function as a compelling retention tool.

On June 14, 2013, we granted stock options to purchase 699,852 shares of our common stock to each of our named executive officers. Each such stock option has a $3.96 per share exercise price. Such stock options are scheduled to vest in equal annual installments over four years from the date of the grant. The vesting of the stock options is subject to acceleration upon a change of control of the Company if the participant remains employed by the Company. A change of control does not include an initial public offering, and therefore a change of control will not occur in connection with this offering. Additionally, in connection with this offering, on the effective date of the registration statement of which this prospectus is a part, we intend to allow Messrs. Redman, Smith and Sledge to cashlessly exercise the vested portions of their outstanding 2013 options.

In addition, we granted Mr. Redman 372,335 restricted stock units on September 30, 2013 pursuant to a stand-alone restricted stock unit agreement, which restricted stock units are not subject to the 2013 Stock Option Plan or any equity plan. Each restricted stock unit represents the right to receive one share of common stock of the Company. Pursuant to their original terms, the restricted stock units would only be settled upon a change of control of the Company, whether or not Mr. Redman is an employee, consultant or director on such date. As defined in the agreement, a change of control does not include an initial public offering, and therefore a change of control will not occur in connection with this offering. In connection with this offering, we intend to terminate and liquidate, in accordance with Section 409A of the Code, (i) Mr. Redman's restricted stock units and (ii) stock options granted to various employees other than the named executive officers on December 1, 2013 (but not the stock options granted to our named executive officers in June 2013 as described above). Subject to approval by our board of directors, we will provide Mr. Redman with the 372,335 shares of our common stock subject to his restricted stock units on the first anniversary of this offering. Additionally, we will pay each employee who received an option on December 1, 2013, in exchange for his or her terminated stock option, a cash amount equal to (a) the excess, if any, of the (1) initial public offering price per share of our common stock over (2) $3.96 (the per share exercise price of such option) multiplied by (b) the number of shares of common stock subject to such option, with 50% of such payment payable on the first anniversary of this offering and the remaining 50% of such payment payable on the second anniversary of this offering, subject to such employee's continued employment with us through each applicable payment date. Any such employee whose employment is terminated by us without cause (as determined by our board of directors) prior to the second anniversary of this offering will remain entitled to his or her option cancellation payments on the applicable anniversaries.

We did not grant any additional stock options in 2014 or 2015, but on July 19, 2016, we granted additional stock options to our named executive officers pursuant to the 2013 Stock Option Plan. These 2016 options were primarily granted in order to prevent the equity ownership of the named executive officers from being diluted as a result of Energy Capital Partners' equity contribution to the Company on June 8, 2016. The options were also granted to reward the named executive officers' past contributions to the Company and expected future contributions. This 2016 grant included options to purchase 501,540 shares of our common stock granted to Mr. Redman, options to purchase 310,971 shares of our common stock granted to Mr. Smith and options to purchase 231,019 shares of our common stock granted to Mr. Sledge. All of these 2016 options have a $2.25 per share exercise price. Such stock options are scheduled to vest in five equal semi-annual installments starting on December 31, 2016. The vesting of the stock options is subject to acceleration upon a change of control of the Company if the participant remains employed by the Company, but a change of control does not include a public offering and so, for purposes of the stock options, will not occur in connection with this offering. In connection with this offering, however, we intend to fully accelerate the vesting of the unvested portion of Messrs. Redman, Smith and Sledge's 2016 options.

Prior to the effective date of this offering, we intend to adopt a 2017 Incentive Award Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2017 Incentive Award Plan will be effective on the date prior to the effective date of the registration statement of which this prospectus is a part, subject to approval of such plan by our board of directors and our current shareholders. For additional information about the 2017 Incentive Award Plan, please see the section titled ''Equity Incentive Plans'' below.

Offering Grants to Employees under the 2017 Incentive Award Plan

In connection with this offering, on the effective date of the registration statement of which this prospectus is a part, we intend to grant to certain of our employees awards of stock options under the Plan at an exercise price equal to the initial public offering price of our common stock with respect to an aggregate of up to 812,008 shares of common stock. The following table shows the numbers of stock options intended to be granted to the named executive officers. The stock options will vest in equal installments upon the first four anniversaries of the date of grant, subject to the named executive officer's continued employment, and will expire upon the tenth anniversary of the date of grant.

Name	Number of Stock Options
Dale Redman	119,988
Jeffrey Smith	119,988
David Sledge	119,988

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan for our employees who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees, but currently do not participate in the 401(k) plan. The Internal Revenue Code, or the Code, allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions and we may make certain discretionary profit sharing contributions. Both the matching contributions and the profit sharing contributions vest in equal installments over five years of service, with full vesting on retirement, death or disability. We believe the influence) or possession of illegal drugs on the Company's premises or while performing the executive's duties and responsibilities; (v) the executive's commission at any time of any act of fraud, embezzlement, misappropriation, misconduct, conversion of assets of the Company or breach of fiduciary duty against the Company or (vi) the executive's material breach of the employment agreement or any other agreement with the Company, subject to certain procedural requirements.

"Good Reason" is defined in the employment agreements as (i) a material diminution in the executive's authority, duties or responsibilities, (ii) a material diminution in base compensation or (iii) any other action or inaction that constitutes a material breach of the employment agreement by the Company, in each case subject to certain procedural requirements.

The agreements contain noncompetition covenants that apply through one year following termination of employment and nonsolicitation covenants that apply through three years following termination of employment.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2016.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]
Dale Redman	524,889[1]	174,963	$3.96	6/14/2023	—	—
	—	—	—	—	372,335[3]	3,723,354
	100,308[2]	401,232	$2.25	7/19/2026	—	—
Jeffrey Smith	524,889[1]	174,963	$3.96	6/14/2023	—	—
	62,194[2]	248,777	$2.25	7/19/2026	—	—
David Sledge	524,889[1]	174,963	$3.96	6/14/2023	—	—
	46,204[2]	184,815	$2.25	7/19/2026	—	—

(1) On June 14, 2013, Messrs. Redman, Smith and Sledge were each granted 699,852 options to purchase our common stock that vest in equal annual installments on June 14, 2014, June 14, 2015, June 14, 2016 and June 14, 2017.

(2) On July 19, 2016, Mr. Redman was granted 501,540 options to purchase our common stock, Mr. Smith was granted 310,971 options to purchase our common stock, and Mr. Sledge was granted 231,019 options to purchase our common stock. These grants are currently scheduled to vest in equal installments on December 31, 2016, June 30, 2017, December 31, 2017, June 30, 2018, and December 30, 2018. However, as described under "Narrative to Summary Compensation Table—Equity Compensation," we intend to fully accelerate the vesting of the unvested portion of these grants in connection with this offering.

(3) On September 30, 2013, Mr. Redman was granted 372,335 restricted stock units that were originally intended to be settled only upon a change of control of the Company. However, as described under "Narrative to Summary Compensation Table—Equity Compensation," in connection with this offering, we intend to terminate and liquidate Mr. Redman's restricted stock units and provide Mr. Redman with the underlying shares on the first anniversary of this offering.

(4) The amount reported above under the heading "Market Value of Shares or Units of Stock That Have Not Vested" reflects the fair market value of shares of our common stock as of December 31, 2016.

Director Compensation

Only one of our directors, Spencer D. Armour, III, received compensation for his director service for the fiscal year ended December 31, 2016.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)[1]	Total ($)
Spencer D. Armour, III	220,000	407,869[2]	627,869

(1) All option awards granted to our non-employee director have been valued based on the fair value of the option awards at the grant dates computed in accordance with FASB ASC 718, and do not represent amounts realized by the non-employee director. We provide information regarding the assumptions used to calculate the value of all option awards granted in 2016 in Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

(2) On July 19, 2016, Mr. Armour was granted 231,019 options to purchase our common stock. This grant was originally scheduled to vest in equal installments on December 31, 2016, June 30, 2017, December 31, 2017, June 30, 2018, and December 30, 2018. These options have a $2.25 exercise price. However, we intend to fully accelerate the vesting of the unvested portion of this grant in connection with this offering. The table below shows the aggregate numbers of option awards (exercisable and unexercisable) held as of December 31, 2016 by Mr. Armour. Mr. Armour did not hold any stock awards as of such date and no other directors held any equity awards as of such date.

Name	Grant Date	Number of Securities Underlying Options	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable
Spencer D. Armour, III .	6/14/2013	699,852	524,889	174,963
	7/19/2016	231,019	46,204	184,815
Total		930,871	571,093	359,778

Narrative to Director Compensation Table

2016 Fees Earned

Mr. Armour was paid $120,000 in director fees in 2016 to compensate him for his attendance at and contributions to our quarterly board meetings, as well as for counseling us and Energy Capital Partners on various strategic matters with respect to the Company during the year, including capital raising and capital expenditure decisions. Additionally, Mr. Armour earned a $100,000 bonus for the year 2016. Similar to the bonuses of the named executive officers, Mr. Armour's bonus was discretionary and determined by our board of directors. In determining bonus amounts, our board of directors considered our performance during the fiscal year, including the private placement round that was closed prior to the end of 2016, as well as the fact that no bonuses were paid with respect to fiscal year 2015. Considering both his director fees and his 2016 bonus, Mr. Armour earned a total of $220,000 for his services as a non-employee director for the Company.

Equity Compensation

Pursuant to the 2013 Stock Option Plan, on June 14, 2013, we granted stock options to purchase 699,852 shares of our common stock to Mr. Armour in his role as a director of the Company. These 2013 options have a $3.96 per share exercise price. Such stock options are scheduled to vest in equal annual installments over four years from the date of the grant. The vesting of the stock options is subject to acceleration upon a change of control of the Company if Mr. Armour remains in the service of the Company. A change of control does not include a public offering, and therefore a change of control will not occur in connection with this offering. Additionally, in connection with this offering, on the effective date of the registration statement of which this prospectus is a part, we intend to allow Mr. Armour to cashlessly exercise the vested portion of his outstanding 2013 options.

On July 19, 2016, we granted additional stock options to Mr. Armour in his role as a director of the Company pursuant to the 2013 Stock Option Plan. Like the options granted on such date to our named executive officers, these 2016 options were primarily granted in order to prevent Mr. Armour's equity ownership from being diluted as a result of Energy Capital Partners' equity contribution to the Company on June 8, 2016. Pursuant to this 2016 grant, Mr. Armour received options to purchase 231,019 shares of our common stock. These 2016 options have a $2.25 per share exercise price. Pursuant to their original terms, such stock options were scheduled to vest in equal five equal semi-annual installments starting on December 31, 2016. The vesting of the stock options was subject to acceleration upon a change of control of the Company if Mr. Armour remained in the service of the Company. A change of control does not include a public offering, and therefore a change of control, for the purposes of the stock options, will not occur in connection with this offering. In connection with this offering, however, we intend to fully accelerate the vesting of the unvested portion of Mr. Armour's 2016 options.

Non-Employee Director Compensation Policy

In connection with this offering, we intend to adopt a non-employee director compensation policy that, effective upon the closing of this offering, will be applicable to each of our non-employee directors who is not an affiliate of Energy Capital Partners. Pursuant to this policy, each eligible non-employee director who is not an affiliate of Energy Capital Partners will receive an annual cash retainer of $55,000. The chairperson of the Board will receive an additional annual cash retainer of $15,000. Further, the chairperson of the audit committee will receive an additional annual cash retainer of $15,000, the chairperson of the compensation committee will receive an additional annual cash retainer of $10,000 and the chairperson of the nominating and governance committee will receive an additional $10,000. Each annual retainer will be paid quarterly in arrears.

Also, pursuant to the non-employee director compensation policy, on the date of any annual meeting of our shareholders, we intend to grant each eligible non-employee director who is not an affiliate of Energy Capital Partners an award of restricted stock units that have a grant date fair value of $100,000. The terms of each such award will be set forth in a written award agreement between each director and us, which will generally provide for vesting after one year of continued service as a director. Any eligible non-employee director who is not an affiliate of Energy Capital Partners and who is elected or appointed mid-year will receive a pro-rated portion of the annual award adjusted to reflect his or her period of service.

All cash and equity awards granted under the non-employee director compensation policy will be granted under, and subject to the limits of, the Plan.

Non-Employee Director Stock Ownership Policy

In connection with this offering, we intend to adopt a non-employee director stock ownership policy that, effective upon the closing of this offering, will be applicable to all of our eligible non-employee directors who are not affiliates of Energy Capital Partners. Pursuant to this policy, each eligible non-employee director who is not an affiliate of Energy Capital Partners is encouraged to hold, on and following the later of the fifth anniversary of (i) the closing and (ii) the non-employee director's election or appointment to the Board, shares of our common stock (valued based on the closing price of our common stock) with a value equal to or in excess of 300% of the non-employee director's annual cash retainer, as such threshold may be amended by our nominating and corporate governance committee from time to time.

Equity Incentive Plans

2013 Stock Option Plan

We maintain the 2013 Stock Option Plan, as described above. On and after the closing of this offering and following the effectiveness of the 2017 Incentive Award Plan (as described below), no further grants will be made under the 2013 Stock Option Plan.

2017 Incentive Award Plan

Prior to the effective date of this offering, we intend to adopt the 2017 Incentive Award Plan, or the Plan, subject to approval by our current shareholders, under which we may grant cash and equity incentive awards to eligible employees, consultants and directors in order to attract, motivate and retain the talent for which we compete. The material terms of the Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the Plan and, accordingly, this summary is subject to change.

Eligibility and Administration. Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries will be eligible to receive awards under the Plan. The Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. An aggregate of 5,800,000 shares of our common stock will be available for issuance under awards granted pursuant to the Plan, which shares may be authorized but unissued shares, or shares purchased in the open market. If an award under the Plan is forfeited, expires, is converted to shares of another entity in connection with a spin-off or other similar event or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration, conversion or cash settlement, be used again for new grants under the Plan. However, the following shares may not be used again for grant under the Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (2) shares subject to a stock appreciation right, or SAR, that are not issued in connection with the stock settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the Plan. The maximum number of shares of our common stock that may be subject to one or more awards granted to any participant pursuant to the Plan during any calendar year will be 725,000 and the maximum amount that may be paid under a cash award pursuant to the Plan to any one participant during any calendar year period will be $5,000,000; provided that these limitations will not apply until Section 162(m) applies to certain awards under the Plan (as described below). Further, the sum of the grant date fair value of equity-based awards and the amount of any cash compensation granted to a non-employee director during any calendar year will be $400,000.

Awards. The Plan will provide for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, stock appreciation rights, or SARS, restricted stock, restricted stock units, or RSUs, other stock or cash based awards and dividend equivalents. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Plan. Certain awards under the Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

- *Stock Options.* Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant shareholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant shareholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

- *SARs.* SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

- *Restricted Stock and RSUs.* Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth the beneficial ownership of our common stock that, upon the consummation of this offering, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding common stock;

- each of our director and director nominees;

- our executive officers;

- all of our directors, director nominees and executive officers as a group; and

- the selling shareholders.

The underwriters have an option to purchase a maximum of 2,850,000 additional shares.

The amounts and percentage of shares of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a ''beneficial owner'' of a security if that person has or shares ''voting power,'' which includes the power to vote or to direct the voting of such security, or ''investment power,'' which includes the power to dispose of or to direct the disposition of such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

The following table does not include any shares of common stock that directors, director nominees and executive officers may purchase in this offering through the directed share program described under "Underwriting."

Name of Beneficial Owner[2]	Shares Beneficially Owned Before this Offering		Number of Shares of Common Stock Offered if the Underwriters' Option to Purchase Additional Shares is not Exercised	Number of Shares of Common Stock Offered if the Underwriters' Option to Purchase Additional Shares is Exercised in Full[7]	Shares Beneficially Owned After this Offering[1] (Assuming No Exercise of the Underwriters' Option to Purchase Additional Shares)		Shares Beneficially Owned After this Offering[1] (Assuming the Underwriters' Option to Purchase Additional Shares is Exercised in Full)	
	Number	Percentage			Number	Percentage	Number	Percentage
Energy Capital Partners[3]	48,330,667	91.8%	8,396,246	10,459,923	39,934,421	50.0%	37,870,744	47.4%
Regiment Capital Special Situations Fund III, LP[4]	3,149,339	6.0%	547,119	681,593	2,602,220	3.3%	2,467,746	3.1%
Double Black Diamond Offshore Ltd.[5]	—	—%	—	—	4,999,998	6.3%	4,999,998	6.3%
Directors/Director Nominees/Named Executive Officers								
Dale Redman[6]	1,564,669	2.9%	—	296,296	1,564,669	1.9%	1,268,373	1.6%
David Sledge[6]	755,908	1.4%	—	88,888	731,699	0.9%	642,811	0.8%
Jeffrey Smith[6]	1,104,980	2.1%	—	177,777	1,104,980	1.4%	927,203	1.1%
Spencer D. Armour, III[6]	755,908	1.4%	—	88,888	731,699	0.9%	642,811	0.8%
Schuyler E. Coppedge		%				%		%
Stephen Herman		%				%		%
Matthew H. Himler		%				%		%
Peter Labbat		%				%		%
Francesco Ciabatti		%				%		%
Alan E. Douglas		%				%		%
Christopher Leininger		%				%		%
Jack B. Moore		%				%		%
All Directors, Director Nominees and Executive Officers as a group (13 persons)[6]	4,181,465	7.5%	—	651,849	4,133,047	5.0%	3,481,198	4.2%
Other Selling Shareholders								
. . . .								
. . . .								

---

*   Less than 1%.

(1)   Share count gives effect to the conversion of the Series A Preferred Shares into common shares in connection with this offering.

(2)   Unless otherwise indicated, the address for each beneficial owners in this table is c/o ProPetro Holding Corp., 1706 S. Midkiff, Bldg. B, Midland, Texas 79701.

(3)   Includes (i) 723,802 shares held by Energy Capital Partners II, LP ("ECP II"), (ii) 23,576,901 shares held by Energy Capital Partners II-A, LP ("II-A"), (iii) 4,936,862 shares held by Energy Capital Partners II-B, LP ("II-B"), (iv) 8,672,062 shares held by Energy Capital Partners II-C (Direct IP), LP ("II-C"), (v) 5,810,748 shares held by Energy Capital Partners II-D, LP ("II-D"), and (vi) 4,610,292 shares held by Energy Capital Partners II (Midland Co-Invest), LP ("ECP Co-Invest"). Each of ECP II, II-A, II-B, II-C and II-D is managed by its general partner, Energy Capital Partners GP II, LP. Energy Capital Partners GP II, LP is managed by its general partner, Energy Capital Partners II, LLC ("Energy Capital Partners"). As a result, each of Energy Capital Partners GP II, LP and Energy Capital Partners may be deemed to share beneficial ownership of the shares held by ECP II, ECP II-A, ECP II-B, ECP II-D. ECP Co-Invest is managed by its general partner, Energy Capital Partners GP II Co-Investment (Midland), LLC, which is managed by its sole member, Energy Capital Partners. Douglas W. Kimmelman, Peter Labbat, Thomas K. Lane, Tyler Reeder and Andrew D. Singer are the managing members of, and Rahman D'Argenio is a partner of, Energy Capital Partners and share the power to direct the voting and disposition of the shares beneficially owned by Energy Capital Partners. Each such individual disclaims beneficial ownership of such shares. The address for Energy Capital Partners and each of the other persons and entities in this footnote is 51 John F. Kennedy Parkway, Suite 200, Short Hills, New Jersey 07078.

(4)   Special Situations Fund III, L.P. ("SSF III") is managed by its general partner, TCW SSF GP, LLC ("SSF GP"). The investment manager for SSF III is TCW Special Situations LLC ("TCW Special Situations"). Voting and investment decisions with respect to the securities held of record by SSF III has been delegated to a management committee designated by TCW Special Situations. The members of the management committee are Richard Miller, James Bold, Suzanne Grosso and Kyle O'Neil. As such, SSF GP, TCW Special Situations and each management committee member may be deemed to share beneficial ownership of the shares beneficially owned by SSF III. Each such entity and individual disclaims beneficial ownership of such shares.

     TCW Special Situations is an indirect, wholly owned subsidiary of The TCW Group, Inc., which is majority owned by investment funds affiliated with The Carlyle Group, L.P. ("The Carlyle Group"). The principal business of The Carlyle Group is acting as a private investment firm with affiliated entities that include certain distinct specialized business units that are independently operated including The TCW Group, Inc.

     Entities affiliated with The Carlyle Group may be deemed to share beneficial ownership of the securities reported herein. Information barriers are in place between The TCW Group, Inc. and its subsidiaries, on the one hand (the "TCW Business Unit"), and The Carlyle Group, on the other hand. Therefore, in accordance with Rule 13d-4 under the Exchange Act, The Carlyle Group disclaims beneficial ownership of the shares beneficially owned by the TCW Business Unit reported herein. The TCW Business Unit disclaims beneficial ownership of any shares which may

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon completion of this offering, we will have outstanding an aggregate of 79,862,053 shares of common stock, after giving effect to the 1.45 for 1 stock split of our common stock and including shares of common stock issued upon the automatic conversion of the Series A Preferred Shares upon the consummation of this offering. Of these shares, all of the 19,000,000 shares of common stock to be sold in this offering (or 21,850,000 shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, all of the shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding common stock will agree not to sell any common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. For a description of these lock-up provisions, please see the section entitled "Underwriting."

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six

UNDERWRITING

The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Barclays Capital Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	
Barclays Capital Inc.	
Credit Suisse Securities (USA) LLC	
J.P. Morgan Securities LLC	
Evercore Group L.L.C.	
RBC Capital Markets, LLC	
Piper Jaffray & Co.	
Raymond James & Associates, Inc.	
Tudor, Pickering, Holt & Co. Securities, Inc.	
Deutsche Bank Securities Inc.	
Johnson Rice & Company L.L.C.	
Total	19,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 2,850,000 shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 2,850,000 additional shares.

	Per Share		Total	
	Without Option Exercise	With Option Exercise	Without Option Exercise	With Option Exercise
Underwriting Discounts and Commissions paid by us . .	$	$	$	$
Underwriting Discounts and Commissions paid by the selling stockholders	$	$	$	$

The expenses of this offering that have been paid or are payable by us are estimated to be approximately $1.8 million (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with this offering, other than the underwriting discounts and commissions. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities

SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation's securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore ("Regulation 32")

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 502,832 of the shares offered by the Company hereby (approximately 5%) for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any shares sold to them pursuant to this program for a period of   days after the date of this prospectus.

The Company and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

ProPetro Holding Corp.

19,000,000 Shares

Prospectus

, 2017

Goldman, Sachs & Co.
Barclays

Credit Suisse

J.P. Morgan

Evercore ISI

RBC Capital Markets

Simmons & Company International
Energy Specialists of Piper Jaffray

Raymond James

Tudor, Pickering, Holt & Co.

Deutsche Bank Securities

Johnson Rice & Company L.L.C.

Through and including , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Exhibit 5.1

LATHAM&WATKINSLLP

[●] , 2017

811 Main Street, Suite 3700
Houston, TX 77002
Tel: +1.713.546.5400 Fax: +1.713.546.5401
www.lw.com

FIRM / AFFILIATE OFFICES

Barcelona	Moscow
Beijing	Munich
Boston	New York
Brussels	Orange County
Century City	Paris
Chicago	Riyadh
Dubai	Rome
Düsseldorf	San Diego
Frankfurt	San Francisco
Hamburg	Seoul
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.
Milan	

ProPetro Holding Corp.
1706 S. Midkiff, Bldg. B
Midland, Texas 79701

Re: Initial Public Offering of Shares of Common Stock of ProPetro Holding Corp.

Ladies and Gentlemen:

We have acted as special counsel to ProPetro Holding Corp., a Delaware corporation (the "***Company***"), in connection with the proposed offer and sale of up to 21,850,000 shares of common stock, par value $0.001 per share ("***Common Stock***"), up to 10,056,035 shares of which are being offered by the Company (the "***Company Shares***") and up to 11,793,365 shares of which are being offered by certain selling stockholders of the Company (the "***Selling Stockholder Shares***," and together with the Company Shares, the "***Shares***"). The Shares are included in a registration statement on Form S-1 under the Securities Act of 1933, as amended (the "***Act***"), initially filed with the Securities and Exchange Commission (the "***Commission***") on February 8, 2017 (Registration No. 333-215940) (as amended, the "***Registration Statement***"). The term "Shares" shall include any additional shares of Common Stock registered by the Company pursuant to Rule 462(b) under the Act in connection with the offering contemplated by the Registration Statement. This opinion is being furnished in connection with the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or related Prospectus, other than as expressly stated herein with respect to the issuance of the Shares.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter. With your consent, we have relied upon certificates and other assurances of officers of the Company and others as to factual matters without having independently verified such factual matters. We are opining herein as to the General Corporation Law of the State of Delaware (the "***DGCL***"), and we express no opinion with respect to any other laws.

Subject to the foregoing and the other matters set forth herein, it is our opinion that, as of the date hereof:

1. When the Company Shares shall have been duly registered on the books of the transfer agent and registrar therefor in the name or on behalf of the purchasers and have been issued by the Company against payment therefor (not less than par value) in the circumstances contemplated

LATHAM&WATKINS LLP

by the form of underwriting agreement most recently filed as an exhibit to the Registration Statement, the issue and sale of the Company Shares will have been duly authorized by all necessary corporate action of the Company, and the Company Shares will be validly issued, fully paid and nonassessable. In rendering the foregoing opinion, we have assumed that the Company will comply with all applicable notice requirements regarding uncertificated shares provided in the DGCL.

　　　　2.　　The Selling Stockholder Shares have been duly authorized by all necessary corporate action of the Company and are validly issued, fully paid and nonassessable.

　　　　This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. We consent to your filing this opinion as an exhibit to the Company's Registration Statement dated　　　　　　　　　and to the reference to our firm in the Prospectus under the heading ''Legal Matters.'' We further consent to the incorporation by reference of this letter and consent into any registration statement filed pursuant to Rule 462(b) with respect to the Shares. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

　　　　　　　　　　Very truly yours,